FILED VIA EDGAR
                                                                 ---------------

                                 March 21, 2005

Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Judiciary  Plaza
Washington,  D.C.  20549

Attention:  Max  Webb

RE:     WITHDRAWAL  OF  REGISTRATION  STATEMENT
        FORM  SB-2  FILED  FEBRUARY  10,  2005;  FILE  NO.  333-122713

Ladies  and  Gentlemen:

Pursuant to Rule 477(a) of the 1933 Act Rules, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting International Sports and Media Group, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2 filed by the Registrant on February 10, 2005 (the "Registration Statement").

No  securities  were  sold  in  connection with the Registration Statement.  The
Registrant is requesting such withdrawal due to the termination on March 15, 2005 of the Investment Agreement with Dutchess Private Equities Fund II, LP, to which the Registration Statement related. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a), the SEC issue an order consenting to the withdrawal of the Registration Statement.

                       Sincerely,


                       /s/  Gordon  F.  Lee
                       Gordon  F.  Lee
                       Chief  Executive  Officer